Haleon plc 980 Great West Road Brentford, Middlesex TW8 9GS Tel. +44 (0)20 8047 5000

June 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Vanessa Robertson
Jason Drory
Tim Buchmiller

Re:	Haleon plc (formerly DRVW 2022 Limited)
Registration Statement on Form 20-F
File No. 001-41411

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Haleon plc (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-41411) (the “Registration Statement”), so as to become effective at 12:00 p.m. Eastern time on Wednesday, June 22, 2022, or as soon as possible thereafter.

The Company has been informed by the New York Stock Exchange (the “NYSE”) that the NYSE has certified to the Commission that the Company has been approved by the NYSE for listing.

Please contact Sebastian R. Sperber of Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2237 or ssperber@cgsh.com or Sarah E. Lewis of Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2376 or slewis@cgsh.com for any questions you may have. Please notify Sebastian R. Sperber or Sarah E. Lewis when this request for acceleration has been granted.

Very truly yours,

/s/ Amanda Mellor

Amanda Mellor
An Attorney for Haleon plc

cc:	Sebastian R. Sperber (Cleary Gottlieb Steen & Hamilton LLP)
Sarah E. Lewis (Cleary Gottlieb Steen & Hamilton LLP)

Registered in England & Wales No. 13691224 Registered Office: 980 Great West Road Brentford Middlesex TW8 9GS